Direct: 414-287-9603

April 27, 2015

VIA EDGAR

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20543

Re:	BMO Funds, Inc. (the “Registrant”)
File Nos. 33-48907 and 811-58433

Dear Ms. O’Neal-Johnson:

This letter responds to oral comments received from you on Monday, April 13, 2015 regarding Post-Effective Amendment Number 106 to the Registrant’s Form N-1A Registration Statement filed on February 27, 2015 (the “Post-Effective Amendment”) on behalf of the BMO Alternative Strategies Fund (the “Fund”). The Registrant filed the Post-Effective Amendment for the purpose of amending the Fund’s principal investment strategies.

The Registrant understands that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Post-Effective Amendment.

1.	Comment: Under “Fund Summary – Fees and Expenses of the Fund,” please add a line to the fee table for “Acquired Fund Fees and Expenses” if such fees and expenses exceed 0.01% of the Fund’s average net assets.

Response: The Registrant supplementally confirms that the Fund’s Acquired Fund Fees and Expenses do not currently exceed 0.01% of the Fund’s average net assets.

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WISCONSIN AND WASHINGTON, D.C.

GODFREY & KAHN, S.C. IS A MEMBER OF TERRALEX,® A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.

Ms. O’Neal-Johnson

April 27, 2015

2.	Comment: Under “Fund Summary – Fees and Expenses of the Fund,” please advise whether the expense limitation agreement provides for the recoupment by the Adviser of waived fees or reimbursed expenses. If so, please add appropriate disclosure to this subsection.

Response: The Registrant supplementally advises that the expense limitation agreement does not provide for the recoupment by the Adviser of waived fees or reimbursed expenses. Accordingly, the Registrant has not added disclosure to this subsection but notes that it discloses this information in the Prospectus under “BMO Funds Information – Advisory Fee.”

3.	Comment: Under “Fund Summary – Principal Investment Strategies,” please confirm that the prospectus discloses all of the specific derivative instruments in which the Fund intends to invest in accordance with the letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, regarding derivatives-related disclosures by investment companies, dated July 30, 2010 (the “Barry Miller Letter”).

Response: The Registrant supplementally confirms that it has reviewed the disclosure regarding the Fund’s investment in derivatives and has determined that the prospectus discusses all of the specific derivative instruments in which the Fund intends to invest in accordance with the Barry Miller Letter.

4.	Comment: Please confirm that if the Fund sells credit default swaps, the Fund will cover the full notional value of the swaps sold.

Response: The Registrant supplementally confirms that to the extent that the Fund sells credit default swaps, the Fund will cover the full notional value of the swaps sold.

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If you have any questions regarding these responses, please contact the undersigned at 414-287-9603.

Very truly yours,
GODFREY & KAHN, S.C.
/s/ Laura A. Bautista
Laura A. Bautista

cc: Working Group